Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the use in this Registration Statement on Form S-4 of Midwest Banc Holdings, Inc. of our report dated March 11, 2009, except as to the effect of the change in accounting for participating securities in the computation of earnings per share under the two-class method described in Note 2 of the consolidated financial statements, as to which the date is as of July 31, 2009, relating to the financial statements, and the effectiveness of internal control over financial reporting of Midwest Banc Holdings, Inc., which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in such Registration Statement.
/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
July 31, 2009